Cash America International, Inc.

1600 West 7th Street

Fort Worth, Texas 76102

January 9, 2014

United States Securities and Exchange Commission	VIA EDGAR
Division of Corporate Finance
101 F Street, NE
Washington, DC 20549

Re:	Cash America International, Inc. (the “Company”) and the Guarantors listed on

Schedule I attached hereto (together, the “Registrants”)

Exchange Offer Pursuant to Registration Statement on Form S-4

File No: 333-192279

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrants hereby request acceleration of the effectiveness of the Registration Statement on Form S-4 (No. 333-192279) (the “Registration Statement”) to 4:00 p.m., Washington, D.C. time, on January 13, 2014, or as soon thereafter as is practicable. The undersigned confirm that they are aware of their responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities being registered pursuant to the aforementioned Registration Statement.

The Registrants acknowledge that the adequacy and accuracy of the disclosure in the Registration Statement is the responsibility of the Registrants. The Registrants further acknowledge that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrants may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Upon grant of our request to accelerate effectiveness, we would appreciate your communicating to the Company’s counsel, L. Steven Leshin, via telephone at (214) 468-3348, confirmation of the exact time at which the Registration Statement was declared effective.

Very truly yours,

ISSUER:

CASH AMERICA INTERNATIONAL, INC.

By:		/s/ J. Curtis Linscott
Name: J. Curtis Linscott
Title: Executive Vice President, General Counsel and Secretary

GUARANTORS:

ENOVA INTERNATIONAL, INC.

By:		/s/ J. Curtis Linscott
Name: J. Curtis Linscott
Title: Vice President and Assistant Secretary

CASH AMERICA MANAGEMENT L.P.
CASH AMERICA PAWN L.P.

By:		Cash America Holding, Inc.
The General Partner of each of the foregoing entities

	By:	/s/ J. Curtis Linscott
Name: J. Curtis Linscott
Title: Executive Vice President and Secretary

OHIO NEIGHBORHOOD CREDIT SOLUTIONS, LLC

By:	Ohio Neighborhood Finance, Inc.,
Its sole member

By:	/s/ J. Curtis Linscott
Name: J. Curtis Linscott
Title: Executive Vice President and Secretary

CNU ONLINE HOLDINGS, LLC
DEBIT PLUS, LLC
BILLERS ACCEPTANCE GROUP, LLC
DP LABOR HOLDINGS, LLC
ENOVA FINANCIAL HOLDINGS, LLC
PF LABOR HOLDINGS, LLC

By:	/s/ J. Curtis Linscott
Name: J. Curtis Linscott
Title: Executive Vice President and Secretary

BRONCO PAWN & GUN, INC.
CASH AMERICA ADVANCE, INC.
CASH AMERICA FINANCIAL SERVICES, INC.
CASH AMERICA FRANCHISING, INC.
CASH AMERICA GLOBAL FINANCING, INC.
CASH AMERICA GLOBAL SERVICES, INC.
CASH AMERICA HOLDING, INC.
CASH AMERICA, INC.
CASH AMERICA, INC. OF ALABAMA
CASH AMERICA, INC. OF ALASKA
CASH AMERICA, INC. OF COLORADO
CASH AMERICA, INC. OF ILLINOIS
CASH AMERICA, INC. OF INDIANA
CASH AMERICA, INC. OF KENTUCKY
CASH AMERICA, INC. OF LOUISIANA
CASH AMERICA OF MISSOURI, INC.
CASH AMERICA, INC. OF NEVADA
CASH AMERICA, INC. OF NORTH CAROLINA
CASH AMERICA, INC. OF OKLAHOMA
CASH AMERICA, INC. OF SOUTH CAROLINA
CASH AMERICA, INC. OF TENNESSEE
CASH AMERICA, INC. OF UTAH
CASH AMERICA, INC. OF VIRGINIA

CASH AMERICA INTERNET SALES, INC.
CASH AMERICA OF MEXICO, INC.
CASH AMERICA PAWN, INC. OF OHIO
CASHLAND FINANCIAL SERVICES, INC.
CNU DOLLARSDIRECT INC.
CNU DOLLARSDIRECT LENDING INC.
DOC HOLLIDAY’S PAWNBROKERS & JEWELLERS, INC.
ENOVA ONLINE SERVICES, INC.
EXPRESS CASH INTERNATIONAL CORPORATION
FLORIDA CASH AMERICA, INC.
GAMECOCK PAWN & GUN, INC.
GEORGIA CASH AMERICA, INC.
HORNET PAWN & GUN, INC.
LONGHORN PAWN AND GUN, INC.
MOBILE LEASING GROUP, INC.
MR. PAYROLL CORPORATION
OHIO NEIGHBORHOOD FINANCE, INC.
TIGER PAWN & GUN, INC.
UPTOWN CITY PAWNERS, INC.
VINCENT’S JEWELERS AND LOAN, INC.

By:	/s/ J. Curtis Linscott
Name: J. Curtis Linscott
Title: Executive Vice President and Secretary

CNU OF ALABAMA, LLC
CNU OF ALASKA, LLC
CNU OF ARIZONA, LLC
CNU OF CALIFORNIA, LLC
CNU OF COLORADO, LLC
CNU OF DELAWARE, LLC
CNU OF FLORIDA, LLC
CASHNETUSA OF FLORIDA, LLC
CNU OF HAWAII, LLC
CNU OF IDAHO, LLC
CNU OF ILLINOIS, LLC
CNU OF INDIANA, LLC
CNU OF KANSAS, LLC
CNU OF LOUISIANA, LLC
CNU OF MAINE, LLC
CASHNET CSO OF MARYLAND, LLC
CNU OF MICHIGAN, LLC
CNU OF MINNESOTA, LLC
CNU OF MISSISSIPPI, LLC
CNU OF MISSOURI, LLC

CNU OF MONTANA, LLC
CNU OF NEVADA, LLC
CNU OF NEW HAMPSHIRE, LLC
CNU OF NEW MEXICO, LLC
CNU OF NORTH DAKOTA, LLC
CNU OF OHIO, LLC
OHIO CONSUMER FINANCIAL SOLUTIONS, LLC
CNU OF OKLAHOMA, LLC
CNU OF OREGON, LLC
CNU OF RHODE ISLAND, LLC
CNU OF SOUTH CAROLINA, LLC
CNU OF SOUTH DAKOTA, LLC
CNU OF TENNESSEE, LLC
CNU OF TEXAS, LLC
CNU OF UTAH, LLC
CNU OF VIRGINIA, LLC
CNU OF WASHINGTON, LLC
CNU OF WISCONSIN, LLC
CNU OF WYOMING, LLC
DOLLARSDIRECT, LLC
CNU TECHNOLOGIES OF ALABAMA, LLC
CNU TECHNOLOGIES OF ARIZONA, LLC
CNU TECHNOLOGIES OF CALIFORNIA, LLC
CNU TECHNOLOGIES OF IOWA, LLC
CNU TECHNOLOGIES OF NEW MEXICO, LLC
CNU TECHNOLOGIES OF SOUTH CAROLINA, LLC
CNU TECHNOLOGIES OF WISCONSIN, LLC
TRAFFICGEN, LLC
CASHEURONET UK, LLC
ENOVA INTERNATIONAL GEC, LLC
EURONETCASH, LLC
ENOVA BRAZIL, LLC
AEL NET MARKETING, LLC
AEL NET OF MISSOURI, LLC
NC FINANCIAL SOLUTIONS, LLC

By:	CNU Online Holdings, LLC,
The sole member of each of the foregoing entities

By:	/s/ J. Curtis Linscott
Name: J. Curtis Linscott
Title: Executive Vice President and Secretary

NC FINANCIAL SOLUTIONS OF ALABAMA, LLC
NC FINANCIAL SOLUTIONS OF ARIZONA, LLC
NC FINANCIAL SOLUTIONS OF CALIFORNIA, LLC
NC FINANCIAL SOLUTIONS OF COLORADO, LLC
NC FINANCIAL SOLUTIONS OF DELAWARE, LLC
NC FINANCIAL SOLUTIONS OF GEORGIA, LLC
NC FINANCIAL SOLUTIONS OF IDAHO, LLC
NC FINANCIAL SOLUTIONS OF ILLINOIS, LLC
NC FINANCIAL SOLUTIONS OF KANSAS, LLC
NC FINANCIAL SOLUTIONS OF MARYLAND, LLC
NC FINANCIAL SOLUTIONS OF MISSISSIPPI, LLC
NC FINANCIAL SOLUTIONS OF MISSOURI, LLC
NC FINANCIAL SOLUTIONS OF NEVADA, LLC
NC FINANCIAL SOLUTIONS OF NEW MEXICO, LLC
NC FINANCIAL SOLUTIONS OF NORTH DAKOTA, LLC
NC FINANCIAL SOLUTIONS OF OHIO, LLC
NC FINANCIAL SOLUTIONS OF SOUTH CAROLINA, LLC
NC FINANCIAL SOLUTIONS OF SOUTH DAKOTA, LLC
NC FINANCIAL SOLUTIONS OF TENNESSEE, LLC
NC FINANCIAL SOLUTIONS OF TEXAS, LLC
NC FINANCIAL SOLUTIONS OF UTAH, LLC
NC FINANCIAL SOLUTIONS OF VIRGINIA, LLC
NC FINANCIAL SOLUTIONS OF WISCONSIN, LLC

By:	NC Financial Solutions, LLC
The sole member of each of the foregoing entities

By:	/s/ J. Curtis Linscott
Name: J. Curtis Linscott
Title: Executive Vice President and Secretary

CASHNETUSA CO LLC
CASHNETUSA OR LLC
THE CHECK GIANT NM LLC

By:	CNU of New Mexico, LLC,
Manager of each of the foregoing entities

By:	CNU Online Holdings, LLC
Its sole member

By:	/s/ J. Curtis Linscott
Name: J. Curtis Linscott
Title: Executive Vice President and Secretary

DEBIT PLUS TECHNOLOGIES, LLC
DEBIT PLUS SERVICES, LLC
DEBIT PLUS PAYMENT SOLUTIONS, LLC

By:	Debit Plus, LLC,
The sole member of each of the foregoing entities

	By:	/s/ J. Curtis Linscott
Name: J. Curtis Linscott
Title: Executive Vice President and Secretary

STRATEGIC RECEIVABLE MANAGEMENT SOLUTIONS, LLC

By:	/s/ J. Curtis Linscott
Name: J. Curtis Linscott
Title: Manager

CAMEX HOLDING, LLC

By:	Cash America of Mexico, Inc.,
Its sole member

	By:	/s/ J. Curtis Linscott
Name: J. Curtis Linscott
Title: Executive Vice President and Secretary

SCHEDULE I

Name of Guarantor:

AEL Net Marketing, LLC

AEL Net of Missouri, LLC

Billers Acceptance Group, LLC

Bronco Pawn & Gun, Inc.

CAMex Holding, LLC

Cash America Advance, Inc.

Cash America Financial Services, Inc.

Cash America Franchising, Inc.

Cash America Global Financing, Inc.

Cash America Global Services, Inc.

Cash America Holding, Inc.

Cash America Internet Sales, Inc.

Cash America Management L.P.

Cash America of Mexico, Inc.

Cash America of Missouri, Inc.

Cash America Pawn L.P.

Cash America Pawn, Inc. of Ohio

Cash America, Inc.

Cash America, Inc. of Alabama

Cash America, Inc. of Alaska

Cash America, Inc. of Colorado

Cash America, Inc. of Illinois

Cash America, Inc. of Indiana

Cash America, Inc. of Kentucky

Cash America, Inc. of Louisiana

Cash America, Inc. of Nevada

Cash America, Inc. of North Carolina

Cash America, Inc. of Oklahoma

Cash America, Inc. of South Carolina

Cash America, Inc. of Tennessee

Cash America, Inc. of Utah

Cash America, Inc. of Virginia

CashEuroNet UK, LLC

Cashland Financial Services, Inc.

CashNet CSO of Maryland, LLC

CashNetUSA CO LLC

CashNetUSA of Florida, LLC

CashNetUSA OR LLC

Creazione Estilo, S.A. de C.V., a Mexican sociedad anónima de capital variable

CNU DollarsDirect Inc.

CNU DollarsDirect Lending Inc.

CNU of Alabama, LLC

CNU of Alaska, LLC

CNU of Arizona, LLC

CNU of California, LLC

CNU of Colorado, LLC

CNU of Delaware, LLC

CNU of Florida, LLC

CNU of Hawaii, LLC

CNU of Idaho, LLC

CNU of Illinois, LLC

CNU of Indiana, LLC

CNU of Kansas, LLC

CNU of Louisiana, LLC

CNU of Maine, LLC

CNU of Michigan, LLC

CNU of Minnesota, LLC

CNU of Mississippi, LLC

CNU of Missouri, LLC

CNU of Montana, LLC

CNU of Nevada, LLC

CNU of New Hampshire, LLC

CNU of New Mexico, LLC

CNU of North Dakota, LLC

CNU of Ohio, LLC

CNU of Oklahoma, LLC

CNU of Oregon, LLC

CNU of Rhode Island, LLC

CNU of South Carolina, LLC

CNU of South Dakota, LLC

CNU of Tennessee, LLC

CNU of Texas, LLC

CNU of Utah, LLC

CNU of Virginia, LLC

CNU of Washington, LLC

CNU of Wisconsin, LLC

CNU of Wyoming, LLC

CNU Online Holdings, LLC

CNU Technologies of Alabama, LLC

CNU Technologies of Arizona, LLC

CNU Technologies of California, LLC

CNU Technologies of Iowa, LLC

CNU Technologies of New Mexico, LLC

CNU Technologies of South Carolina, LLC

CNU Technologies of Wisconsin, LLC

Debit Plus Payment Solutions, LLC

Debit Plus Services, LLC

Debit Plus Technologies, LLC

Debit Plus, LLC

Doc Holliday’s Pawnbrokers & Jewellers, Inc.

DollarsDirect, LLC

DP Labor Holdings, LLC

Enova Brazil, LLC

Enova Financial Holdings, LLC

Enova International, Inc.

Enova International GEC, LLC

Enova Online Services, Inc.

EuroNetCash, LLC

Express Cash International Corporation

Florida Cash America, Inc.

Gamecock Pawn & Gun, Inc.

Georgia Cash America, Inc.

Hornet Pawn & Gun, Inc.

Longhorn Pawn and Gun, Inc.

Mobile Leasing Group, Inc.

Mr. Payroll Corporation

NC Financial Solutions of Alabama, LLC

NC Financial Solutions of Arizona, LLC

NC Financial Solutions of California, LLC

NC Financial Solutions of Colorado, LLC

NC Financial Solutions of Delaware, LLC

NC Financial Solutions of Georgia, LLC

NC Financial Solutions of Idaho, LLC

NC Financial Solutions of Illinois, LLC

NC Financial Solutions of Kansas, LLC

NC Financial Solutions of Maryland, LLC

NC Financial Solutions of Mississippi, LLC

NC Financial Solutions of Missouri, LLC

NC Financial Solutions of Nevada, LLC

NC Financial Solutions of New Mexico, LLC

NC Financial Solutions of North Dakota, LLC

NC Financial Solutions of Ohio, LLC

NC Financial Solutions of South Carolina, LLC

NC Financial Solutions of South Dakota, LLC

NC Financial Solutions of Tennessee, LLC

NC Financial Solutions of Texas, LLC

NC Financial Solutions of Utah, LLC

NC Financial Solutions of Virginia, LLC

NC Financial Solutions of Wisconsin, LLC

NC Financial Solutions, LLC

Ohio Consumer Financial Solutions, LLC

Ohio Neighborhood Credit Solutions, LLC

Ohio Neighborhood Finance, Inc.

PF Labor Holdings, LLC

Strategic Receivable Management Solutions, LLC

The Check Giant NM LLC

Tiger Pawn & Gun, Inc.

TrafficGen, LLC

Uptown City Pawners, Inc.

Vincent’s Jewelers and Loan, Inc.